UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the transition period from              to

Commission File Number 1-32743

A.	Full title of the plan and address of the plan, if different from the issuer named below:

EXCO RESOURCES, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

EXCO Resources, Inc.

12377 Merit Dr., Suite 1700

Dallas, TX 75251

EXCO RESOURCES, INC. 401(K) PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Independent Auditor’s Report Thereon)

MONTGOMERY COSCIA GREILICH LLP

Certified Public Accountants

EXCO RESOURCES, INC. 401(K) PLAN

Note: Supplemental schedules, other than those listed above, are omitted because of the absence of conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Savings Income Security Act of 1974.

MONTGOMERY COSCIA GREILICH LLP

Certified Public Accountants

2500 Dallas Parkway, Suite 300

Plano, Texas 75093

972.748.0300 p

972.748.0700 f

Thomas A. Montgomery, CPA Matthew R. Coscia, CPA Paul E. Greilich, CPA Jeanette A. Musacchio James M. Lyngholm Christopher C. Johnson, CPA J. Brian Simpson, CPA	Rene E. Balli, CPA Erica D. Rogers, CPA Dustin W. Shaffer, CPA Gary W. Boyd, CPA Michal L. Gayler, CPA Gregory S. Norkiewicz, CPA Karen R. Soefje, CPA

Report of Independent Registered Public Accounting Firm

To the Participants and Trustees of

EXCO Resources, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the EXCO Resources, Inc. 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MONTGOMERY COSCIA GREILICH LLP

Plano, Texas

June 28, 2012

EXCO RESOURCES, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS
Investments, at fair value:
Employer Stock	$5,598,127	$9,304,761
Guaranteed Income Fund	16,397,871	12,703,397
Mutual funds of registered investment companies	50,550,616	40,290,526

Total investments	72,546,614	62,298,684
Notes receivable from participants	1,410,307	838,166

Net assets available for benefits	$73,956,921	$63,136,850

The accompanying notes are an integral part of these financial statements.

EXCO RESOURCES, INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Additions to net assets available for plan benefits attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(5,961,195)	$3,590,830
Interest and dividends	1,164,038	—
Interest on notes receivable from participants	50,958	44,442
Other income	54,962	—

Total investment income (loss)	(4,691,237)	3,635,272
Contributions:
Employer, net	9,176,885	7,587,087
Participant	9,402,059	7,763,511
Rollover	530,497	1,065,741

Total contributions	19,109,441	16,416,339

Total investment income (loss) and contributions	14,418,204	20,051,611
Deductions from net assets attributed to:
Benefits paid to participants	3,546,128	6,237,092
Other expenses	52,005	5,901

Total deductions	3,598,133	6,242,993

Increase in net assets available for benefits	10,820,071	13,808,618
Net assets available for benefits:
Beginning of year	63,136,850	49,328,232

End of year	$73,956,921	$63,136,850

The accompanying notes are an integral part of these financial statements.

EXCO RESOURCES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

1 - Description of the Plan

Plan Description

The EXCO Resources, Inc. 401(k) Plan (the “Plan”), formerly known as EXCO Resources, Inc. Employee Savings Trust, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on January 1, 1999. The Plan is sponsored by EXCO Resources, Inc. (the “Company” or “Plan Sponsor”). Prudential Bank and Trust Company, FSB is the Trustee (the “Trustee” or “Prudential”) of the Plan and Prudential Retirement Insurance and Annuity Company (the “Administrator”) is the record-keeper for the Plan. The following descriptions provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participant Accounts and Eligibility

Employees become eligible for participation at the age of 18 and upon completing 30 days of eligible service, as defined by the Plan document. Subject to certain limitations on annual contributions, each participant’s account is credited with employee salary deferrals, Company matching and discretionary contributions, an allocation of Plan earnings, and administrative expenses related to loan and distribution fees, if applicable.

Contributions

Each year, a participant may elect to contribute a portion of his or her pretax compensation up to 50%, subject to certain maximum limitations imposed by the Internal Revenue Code (“IRC”) ($16,500 for the calendar years ended 2011 and 2010). Employees who are eligible to make elective deferrals under the Plan and who have attained the age of fifty before the close of the plan year are also eligible to make catch-up contributions subject to the maximum limitation imposed by the IRC ($5,500 for the calendar years ended 2011 and 2010). Rollover contributions representing distributions from other qualified defined benefit or contribution plans are permitted and may be made prior to meeting the eligibility requirements for participation in the Plan.

In 2011 and 2010, the Plan Sponsor matched 100% of all employee contributions.

Effective February 1, 2010 employees are automatically enrolled in the Plan with a contribution of 3% of compensation, unless otherwise directed. Additionally, unless the participant specifically elects otherwise, the automatic deferrals will be increased by 1% of compensation each year of the anniversary of enrollment date, to a maximum deferral rate of 6%. Automatic enrollment deferrals are defaulted into a moderate risk tolerance fund based on the participant’s age.

EXCO RESOURCES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

1 - Description of the Plan (continued)

Vesting

Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Participants hired prior to January 1, 2008, were immediately fully vested in their Company matching contributions. Participants hired on or subsequent to January 1, 2008, vest in their Company matching contributions plus actual earnings thereon based on the following schedule:

One-year anniversary of hire	25%
Two-year anniversary of hire	50%
Three-year anniversary of hire	75%
Four-year anniversary of hire	100%

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50% of their vested account balance, not to exceed $50,000. Note terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed 10 years. Prior to 2009, a note to acquire or construct the primary residence was allowed a repayment period used by commercial lenders for similar loans. The notes receivable from participants are secured by the balance in the participant’s account and bear interest at the prime rate plus 1.00%, as defined by the Participant Loan Policy. Repayments are made through payroll deductions and are reinvested in the participant accounts according to individual investment elections. At December 31, 2011, maturity dates on existing notes receivable from participants ranged from January 2012 through December 2038 and had interest rates from 4.25% to 10.25%. At December 31, 2010, maturity dates on existing notes receivable from participants ranged from February 2011 through December 2038 and had interest rates from 4.25% to 10.25%.

Investment Options

The Plan provides for contributions to be invested by the Trustee among a variety of mutual fund options, a guaranteed income fund and the Company stock fund, in accordance with participant investment elections and the provisions of the trust agreement. Participants should refer to the Plan website for additional fund information.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, the net assets of the Plan would be distributed among the participants in accordance with ERISA.

EXCO RESOURCES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

1 - Description of the Plan (continued)

Benefit Payments

Participants withdrawing amounts from their account during the year for reasons of disability, retirement, death (withdrawn by participant’s estate), or termination are entitled to their vested account balance. For vested account balances greater than $5,000, participants may elect a distribution in the form of rollovers, lump sums, or installment payments. Upon termination, vested account balances less than $5,000 may be automatically distributed to the applicable terminated participant.

A participant may receive a hardship distribution from salary reduction contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses incurred by the participant, their spouse or dependents; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) for funeral or burial expenses for the participant’s deceased parent, participant’s spouse, children or dependents; or (6) for expenses to repair damage to the participant’s principal residence that would qualify for the casualty income tax deduction.

Forfeitures

The Plan allows for the forfeited balances of terminated participants’ non-vested accounts to be utilized to reduce employer contributions or pay Plan expenses. During the years ended December 31, 2011 and 2010, forfeited balances used to reduce employer contributions were $225,174 and $189,011, respectively. At December 31, 2011 and 2010, the balances in the forfeiture account were $1,539 and $219, respectively.

Administrative Expenses

Administrative expenses are paid by the Company except for investment expenses relating to the purchase or sale of directed investment options, which are paid for directly by participants.

2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

EXCO RESOURCES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

2 - Summary of Significant Accounting Policies (continued)

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, changes therein, and associated disclosures. Accordingly, actual results may vary from the estimates used in preparing the accompanying financial statements.

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or losses on investments is the difference between the proceeds received upon the sale of investments and the market value of investments as of the end of the preceding year or the average cost of those assets if acquired during the current year. Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

These investments are subject to market or credit risks customarily associated with debt and equity investments. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest, which approximates fair value.

Reclassification

Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

EXCO RESOURCES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

3 - Investments

The following tables present the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31:

Description	2011
Guaranteed Income Fund	$16,397,871
American Funds EuroPacific Growth Fund R4	10,864,023
Franklin Growth Advantage Fund	7,883,499
John Hancock Disciplined Value Fund A	7,224,807
EXCO Resources, Inc. Common Stock	5,598,127
PIMCO Total Return Institutional Fund	5,322,840
JP Morgan Government Bond Select Fund A	5,315,661

Description	2010
Guaranteed Income Fund	$12,703,397
EXCO Resources, Inc. Common Stock	9,304,761
Growth Fund of America Fund R4	8,213,573
John Hancock Disciplined Value Fund A	7,724,824
American Funds EuroPacific Growth Fund R4	5,989,785
PIMCO Total Return Bond Administration Fund	3,918,211
JP Morgan Government Bond Select Fund A	3,685,954

Common stock of the Company represented approximately 8% and 15% of total net assets available for benefits at December 31, 2011 and 2010, respectively.

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value as follows:

	2011	2010
Mutual funds of registered investment companies	$(1,624,134)	$4,123,609
EXCO Resources, Inc. Common Stock	(4,337,061)	(532,779)

	$(5,961,195)	$3,590,830

EXCO RESOURCES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

4 - Fair Value Measurements

The Plan discloses fair value measurements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820 for Fair Value Measurements and Disclosures. FASB ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•    Quoted prices for similar assets or liabilities in active markets;

•    Quoted prices for identical or similar assets or liabilities in inactive markets;

•    Inputs other than quoted prices that are observable for the asset or liability;

•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In establishing a fair value hierarchy for the Plan’s investments, in accordance with ASC 820, the following value methodologies were used for each type of investment:

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

EXCO RESOURCES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

4 - Fair Value Measurements (continued)

Guaranteed income fund: Valued at contract value which equals fair value as a fair value adjustment does not apply upon discontinuance. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.

EXCO Resources, Inc Common Stock: Valued at the closing price reported on the active market on which shares of EXCO common stock are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds
Stable value fund (note 5)	$—	$—	$16,397,871	$16,397,871
Equity funds	30,781,217	—	—	30,781,217
International stock funds	11,876,473	—	—	11,876,473
Speciality funds	1,162,423	—	—	1,162,423
Fixed income funds	6,268,577	—	—	6,268,577
Balanced funds	461,926	—	—	461,926
EXCO Resources, Inc. Common Stock	5,598,127	—	—	5,598,127

	$56,148,743	$—	$16,397,871	$72,546,614

EXCO RESOURCES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

4 - Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds
Stable value fund (note 5)	$—	$—	$12,703,397	$12,703,397
Equity funds	24,246,505	—	—	24,246,505
International stock funds	6,806,198	—	—	6,806,198
Specialty funds	775,773	—	—	775,773
Fixed income funds	8,155,423	—	—	8,155,423
Balanced funds	306,627	—	—	306,627
EXCO Resources, Inc. Common Stock	9,304,761	—	—	9,304,761

	$49,595,287	$—	$12,703,397	$62,298,684

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2011 and 2010, respectively:

	2011	2010
Balance, beginning of period	$12,703,397	$—
Deposits	3,518,710	12,923,182
Interest and dividends	432,888	320,906
Distributions	(235,302)	(314,496)
Other net transfer activity	(21,822)	(226,195)

Balance, end of period	$16,397,871	$12,703,397

EXCO RESOURCES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

5 - Investment Contract with Insurance Company

During 2010 and 2011, the Plan invested in a Fixed Rate Fund, classified as a Stable Value Fund, with Prudential, or the FRF. The FRF is a fully benefit responsive contract and is valued at fair value. Accordingly, the contract meets all of the following criteria:

a.	The investment contract is affected directly between the FRF and the issuer and prohibits the FRF from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

b.	The contract issuer is obligated to (i) repay principal and interest, or (ii) prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.	The terms of the contract require all permitted participant-initiated transactions with the FRF to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.	An event that limits the ability of the FRF to transact at contract value with the issuer (for example, premature termination of the contracts by the FRF, plant closings, layoffs, plan termination, bankruptcy, mergers, and early retirement incentives) and that also limits the ability of the FRF to transact at contract value with the participants in the FRF must be probable of not occurring.

e.	The FRF itself must allow participants reasonable access to their funds.

The estimated fair value of the FRF as of December 31, 2011 and 2010 respectively is $16,397,871 and $12,703,397. The fair value was calculated using the following methodology:

1.	A present value of expected cash flow method was used to develop fair value.

2.	Cash flows were estimated based on the termination provisions of the contract. The contract allows for an installment payout over a 5-year period. The balance of the Fund grows over the 5-year period at the expected crediting rate less 50 basis points.

3.	Market rates of interest used to discount the cash flows were based upon the T. Rowe Price Index. The data includes contract rates for major guaranteed investment contract providers over the expected 5-year time period.

The FRF represents fixed dollar accounts of an unallocated group annuity contract. The investment in the contract is presented at fair value. An adjustment, if material, is made to the fair value in the statement of net assets available for benefits to present the investment at contract value. As this product is not a traditional Guaranteed Investment Contract, there are no known cash flows that could be discounted. As a result, the fair value amount typically equals contract value.

EXCO RESOURCES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

5 - Investment Contract with Insurance Company (continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The interest crediting rate is determined quarterly. The minimum crediting rate is 1.5%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the securities underlying the Fund’s cash flows.

There is no relationship between future crediting rates and the adjustment to contract value reported in the statement of net assets available for benefits.

The average market yield of the FRF for the years ended December 31, 2011 and 2010 was 2.90% and 3.10%. The average yield earned by the FRF that reflects the actual interest credited to participants for the years ended December 31, 2011 and 2010 was 2.90% and 3.10%. There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

6 - Tax Status

The Company has adopted the Prudential Insurance Company of America Prototype Non-Standardized Profit Sharing Plan, which has been approved by the IRS on March 31, 2008, for use by employers as a qualified plan. The Plan is qualified under Section 401(a) of the Code and is exempt from federal income taxation. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan continues to be qualified and the related trust is tax exempt.

7 - Transactions with Parties-in-Interest

Participants have the option to invest their salary deferrals into the common stock of the Company. Transactions in the Company’s common stock qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules. Additionally, Plan investments include shares of mutual funds and a guaranteed investment fund managed by Prudential. Prudential acted in capacity as a Trustee to the Plan during the year; therefore, these investments qualify as party-in-interest investments.

EXCO RESOURCES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

8 - Reconciliation of Financial Statements to Form 5500

There are no material reconciling items between the net assets reported in the audited financial statements and the Schedule H of the Form 5500 for the year-ended December 31, 2011.

9 - Acquisition Proposal

On October 29, 2010, our Chairman and Chief Executive Officer, Douglas H. Miller, presented a letter to our board of directors indicating an interest in acquiring all of the outstanding shares of the Company’s stock not already owned by Mr. Miller for a cash purchase price of $20.50 per share. The proposal did not represent a definitive offer and there was no assurance that a definitive offer would be made or accepted, that any agreement would be executed or that any transaction would be consummated. Our board of directors established a special committee on November 4, 2010 comprised of two independent directors to, among other things, evaluate and determine the Company’s response to the October 29, 2010 proposal.

On January 13, 2011, the special committee of the board of directors announced it would explore strategic alternatives to maximize shareholder value, including a potential sale of the Company. As part of a comprehensive process, the special committee stated that it would consider Mr. Miller’s proposal as well as acquisition proposals the special committee may receive from other interested parties and other strategic alternatives potentially available to the Company.

On July 8, 2011, after consultation with its independent financial and legal advisors, the special committee released a statement that its review of strategic alternatives did not result in any firm proposal or any other proposal that was in the best interests of the Company and its shareholders and that they had terminated the review process.

10 - Subsequent Event

In accordance with FASB ASC 855, “Subsequent Events”, the Company has evaluated events or transactions occurring after December 31, 2011, the Statement of Net Assets Available for Benefits date, through June 28, 2012, the date the financial statements were issued, and determined no such events or transactions which would impact our financial statements for the year ended December 31, 2011.

SUPPLEMENTAL SCHEDULE

EXCO RESOURCES, INC. 401(K) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)

EMPLOYER ID NUMBER: 74-1492779, PLAN NUMBER 001

DECEMBER 31, 2011

(a)	(b) Identity of Issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Mutual funds of registered investment companies:
*	Prudential Investment Management Services LLC	Prudential Jennison Middle Capital Growth Fund Class Z	$2,474,037
	John Hancock	John Hancock Disciplined Value Fund A	7,224,807
	Lord Abbett	Lord Abbett Developing Growth I Fund	2,610,555
*	Prudential Investment Management Services LLC	Target Small Capitalization Value Fund	2,463,748
	American Funds	American Funds EuroPacific Growth Fund R4	10,864,023
*	Prudential Investment Management Services LLC	Victory Established Value Fund A	2,194,360
*	Prudential Investment Management Services LLC	Prudential Global Real Estate Fund Class Z	154,764
	Oppenheimer	Oppenheimer Developing Markets Fund Y	793,480
	Pioneer	Pioneer Strategic Income Fund Y	314,410
*	Prudential Investment Management Services LLC	Prudential Jennison Natural Resources Fund Z	1,007,660
	Columbia Acorn	Columbia Acorn International Fund Z	218,970
	Oppenheimer	Oppenheimer International Bond Fund Y	396,305
*	Prudential Investment Management Services LLC	Prudential Stock Index Fund Class Z	211,749
	PIMCO	PIMCO Real Return Institutional Fund	235,022
	Oakmark	Oakmark Equity and Income Fund	461,926
	Invesco Ltd.	Invesco Middle Capital Core Equity I Fund	143,858
	Invesco Ltd.	Invesco Charter Institutional Fund	147,335
	Vanguard	Vanguard Small Capital Index Fund	111,607
	PIMCO	PIMCO Total Return Institutional Fund	5,322,840
	Franklin	Franklin Growth Advantage Fund	7,883,499
	JP Morgan	JP Morgan Government Bond Fund A	5,315,661

	Total mutual funds of registered investment companies		50,550,616

	Guaranteed Income Fund
*	Prudential Investment Management Services LLC	Guaranteed Income Fund	16,397,871

	Plan sponsor stock:
*	EXCO Resources	EXCO Resources, Inc. Common Stock	5,598,127

	Notes receivable from participants:
*	Participants	Notes receivable from participants, interest rates range from 4.25% to 10.25% with maturities of January 2012 through December 2038	1,410,307

		Total investments	$73,956,921

*	Party-in-interest

Note: Category (d) cost of the investments is excluded from this schedule as all investments are participant directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, a trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

EXCO RESOURCES, INC. 401(K) PLAN

Date: June 28, 2012

/s/ J. Douglas Ramsey
J. Douglas Ramsey, Plan Committee

Exhibit Index

NUMBER	Exhibit

23.1*	Consent of independent registered public accounting firm.

*	included herewith